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                                                                   EXHIBIT 11.01

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                                                                             CSK AUTO CORPORATION
                                                             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                                               ($ In Thousands)

                                                                  Historical                                      Pro Forma(1)
                                     --------------------------------------------------------------------   -----------------------
                                                                                                              Fiscal    Thirty-nine
                                                                                         Thirty-nine          Year         Weeks
                                                    Fiscal Year Ended                    Weeks Ended          Ended        Ended
                                     -----------------------------------------------  -------------------   -----------------------
                                      Feb. 2,  Feb. 1,  Jan. 31,  Jan. 30,   Feb. 4,   Oct. 29,   Nov. 4,     Feb. 4,       Nov. 4,
                                       1997      1998     1999      2000      2001       2000      2001         2001         2001
                                     --------  -------  --------  --------  --------   --------  --------    ---------     --------
Income (loss) before income taxes    $(36,518) $ 3,801  $43,231   $ 45,548  $  5,193   $15,870   $(25,836)   $  (3,082)    $(33,995)

Fixed charges
    Interest expense                   20,691   40,680   30,730     41,300    62,355    45,278     45,727       70,491       53,886
    Interest portion of rentals        15,809   17,992   23,657     30,799    38,700    29,355     29,155       38,700       29,155
                                     --------  -------  -------   --------  --------   -------   --------    ---------     --------
Total fixed charges                    36,500   58,672   54,387     72,099   101,055    74,633     74,882      109,191       83,041

Earnings before income taxes
    and fixed charges                $    (18) $62,473  $97,618   $117,647  $106,248   $90,503   $ 49,046    $ 106,109     $ 49,046

Ratio of earnings to fixed
    charges (2)                            --     1.06     1.79       1.63      1.05      1.21         --           --           --
                                     ========  =======  =======   ========  ========   =======   ========    =========     ========
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(1)  Adjusted to reflect the impact of the Refinancing, including the application of the net proceeds of the notes offering, borrowings under our new $300.0 million senior credit facility and the net proceeds from the issuance by CSK Auto Corporation of $50.0 million of convertible subordinated debentures and the $30.0 million convertible note (assuming the conversion of all such convertible debt).

(2) The ratio of earnings to fixed charges for the fiscal year 1996 and the thirty-nine week period ended November 4, 2001 and the pro forma ratio of earnings to fixed charges for the fiscal year 2000 and the thirty-nine week period ended November 4, 2001 have not been computed since earnings were not sufficient to cover fixed charges. The coverage deficiencies were $36,518, $25,836, $3,082, $33,995, respectively.